Exhibit A(5)(ix)

LEVI & KORSINSKY, LLP	FILED & RECEIVED #2
Eduard Korsinsky, Esq. (admitted in N.J.)	2010 JUN 23 A 11:02
Eric M. Andersen (to be admitted pro hac vice)	[ILLEGIBLE]
30 Broad Street, 15th Floor	[ILLEGIBLE]
New York, New York 10004
Phone: (212)363-7500
Facsimile: (212) 363-7171
Counsel for Plaintiff

ARMEN TOROSSIAN, individually and on	)
behalf of all others similarly situated,	)
	)	SUPERIOR COURT OF NEW
Plaintiff,	)	JERSEY, CHANCERY DIVISION,
	)	MIDDLESEX COUNTY
)
v.	)	CASE NO:
VIKRAM GULATI, RAVI ADUSUMALLI,	)
SRINIVASA RAJU, SANDEEP REDDY, and	)	CIVIL ACTION
INTELLIGROUP, INC.,	)
	)	CLASS ACTION COMPLAINT
Defendants.	)
)
)
     Plaintiff, by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:
     1. Plaintiff brings this action on behalf of the public stockholders of Intelligroup, Inc. (“Intelligroup” or the “Company”) against Defendants, Intelligroup and its Board of Directors (the “Board”) seeking equitable relief for their breaches of fiduciary duty and other violations of state law arising out of a proposed transaction in which NTT Data Corporation and Mobius Subsidiary Corporation (collectively “NTT Data”) seek to acquire all of the outstanding shares of Intelligroup through a cash tender offer by means of an unfair process and for an unfair price of $4.65 for each share of Intelligroup common stock and without adequate disclosure (the “Proposed Transaction”). The Proposed Transaction is valued at approximately $199 million.

PARTIES
     2. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Intelligroup.
     3. Intelligroup is a corporation organized and existing under the laws of the State of New Jersey, It maintains its principal corporate offices at 5 Independence Way, Suite 220, Princeton, New Jersey. 08540, and is an enterprise applications systems integrator providing consulting, implementation, testing, application management, infrastructure management, and other IT services for global corporations..
     4. Defendant Vikram Gulati (“Gulati”) has been the President, Chief Executive Officer, and a director of the Company since 2005.
     5. Defendant Ravi Adusumalli (“Adusumalli”) has been a director of the Company since 2005.
     6. Defendant Srinivasa Raju (“Srinivasa”) has been a director of the Company since 2004.
     7. Defendant Sandeep Reddy (“Reddy”) has been a director of the Company since 2004.
     8. Defendants referenced in ¶ ¶ 4 through 7 are collectively referred to as Individual Defendants and/or the Intelligroup Board. The Individual Defendants as officers and/or directors of Intelligroup, have a fiduciary relationship with Plaintiff and other public shareholders of Intelligroup and owe them the highest obligations of good faith, fair dealing, loyalty and due care.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES
     9. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Intelligroup and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty and full, candid and adequate disclosure, as well as a duty to maximize shareholder value.
     10. Where the officers and/or directors of a publicly traded corporation undertake a transaction that will result in either: (i) a change in corporate control; (ii) a break up of the corporation’s assets; or (iii) sale of the corporation, the Directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:
          (i) adversely affects the value provided to the corporation’s shareholders;
          (ii) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;
          (iii) contractually prohibits them from complying with their fiduciary duties;
          (iv) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or
          (v) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.
     11. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

          (i) participating in any transaction where the Individual Defendants’ loyalties are divided;
          (ii) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or
          (iii) unjustly enriching themselves at the expense or to the detriment of the public shareholders.
     12. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary duties, including their duties of loyalty and good faith owed to Plaintiff and other public shareholders of Intelligroup, or are aiding and abetting others in violating those duties.
     13. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.
CONSPIRACY, AIDING AND ABETTING AND CONCERTED ACTION
     14. In committing the wrongful acts alleged herein, each of the Defendants has pursued, or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired with one another, in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the Defendants further aided and abetted and/or assisted each other in breach of their respective duties as herein alleged.

     15. During all relevant times hereto, the Defendants, and each of them, initiated a course of conduct which was designed to and did: (i) permit NTT Data to attempt to eliminate the public shareholders’ equity interest in Intelligroup pursuant to a defective sales process, and (ii) permit NTT Data to buy the Company for an unfair price. In furtherance of this plan, conspiracy and course of conduct, Defendants, and each of them, took the actions as set forth herein.
     16. Each of the Defendants herein aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to, and furtherance of, the wrongdoing. The Defendants’ acts of aiding and abetting included, inter alia, the acts each of them are alleged to have committed in furtherance of the conspiracy, common enterprise and common course of conduct complained of herein.
CLASS ACTION ALLEGATIONS
     17. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of Intelligroup common stock and their successors in interest, except Defendants and their affiliates (the “Class”).
      18. This action is properly maintainable as a class action for the following reasons:
          (i) the Class is so numerous that joinder of all members is impracticable. As of June 21, 2010, Intelligroup has approximately 41.25 million shares outstanding.
          (ii) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties owed by them to Plaintiff and the others members of the Class;

(ii)	Are the Individual Defendants, in connection with the Proposed Transaction of Intelligroup by NTT Data, pursuing a course of conduct that does not maximize Intelligroup’s value in violation of their fiduciary duties;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Has Intelligroup aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(v)	Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.
          (iii) Plaintiff is committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature.
          (iv) Plaintiff’s claims are typical of those of the other members of the Class,
          (v) Plaintiff has no interests that are adverse to the Class,
          (vi) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for Defendants.
          (vii) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

FURTHER SUBSTANTIVE ALLEGATIONS
Intelligroup Background
     19. Intelligroup plans, consults, builds, supports and manages enterprise resource planning (“ERP”) solutions based on SAP, Oracle, PeopleSoft and Microsoft applications and technology platforms. The Company helps its customers align and optimize their technology platforms, primarily their ERP systems, with their businesses. Intelligroup has partnerships with SAP, Oracle (including PeopleSoft), Microsoft, and Hewlett Packard.
     20. While historically ERP providers had focused on providing solutions for large market companies with revenues of over $5 billion such systems have increasingly become mission critical for companies with revenues of between $500 million and $5 billion (“Mid-Tier Market”), as these systems are used to help them drive greater revenue and productivity as well as to better manage and control costs. The Company has worked to position itself as the “go-to” partner for companies looking for an ERP and extended ERP solutions partner particularly for Mid-Tier Market and that positioning provides it with an important competitive edge.
     21. Numerous industry analysts have recognized the strength of Intelligroup. According to Forrester, Intelligroup “is able to compete with top-tier Indian and US vendors because of its SAP strength. It has 1,300 SAP consultants, putting the company on par with vendors 10 times its size in terms of SAP headcount.” In addition, “Intelligroup is an SAP specialist with an excellent track record of excelling in the technical implementation space.” According to Gartner, Intelligroup has a “flexible, customer-centric attitude,” and is a “growing boutique SAP-focused offshore provider with strong long-term relationships.” According to AMR Research, Intelligroup “delivers on its SLAs and projects are on time” and “Intelligroup posted good projected management scores with experience gathering functional.”

The Company’s Strong Performance and its Poise for Growth
     22. On February 16, 2010, the Company announced its financial results for 2009. The Company had a very strong year reporting that (a) net income rose 61.5% to $10.8 million compared to $6.7 million in 2008; (b) gross margin improved to 33.5% compared to 31.5% in 2008; and (c) net cash generated by operating activities was $14.8 million compared to $13.2 million in 2008. In addition, Intelligroup added 116 customers globally during 2009.
     23. Intelligroup President and Chief Executive Officer, Vikram Gulati, commented on the Company’s strong year stating: “In the face of a challenging year which impacted revenue levels, Intelligroup achieved growth across a range of financial metrics including, gross and operating margins, net income and diluted EPS, as well as cash flow generated from operations. These improvements reflect our company-wide focus on improving operational efficiencies; disciplines which we are working very hard to maintain, even in an environment of firming demand and return to sequential growth.” Alok Bajpai (“Bajpai”), the Company’s Chief Financial Officer, added: “During 2009 we were able to achieve a return to sequential growth quarter on quarter while delivering stronger operating margins, higher net income and EPS and forging a robust balance sheet. We have entered 2010 well positioned to participate favorably as the IT market rebounds and we continue to deliver on our operating and financial metrics.”
     24. In an investor presentation dated March 2010, the Company described its tremendous growth potential:

Multi-Pronged Growth Strategy
     25. On May 3, 2010, the Company announced that it entered into an important partnership that will help catalyst their growth in the Middle East. Specifically, the Company announced that it has received a certificate of registration for a new joint venture company called Intelligroup Saudi Arabia Co. Ltd., a joint venture between Intelligroup and Al Tamimi Group, a large and very well respected business group in Saudi Arabia. This joint venture would serve customers in Saudi Arabia to provide ERP and end-to-end IT Outsourcing services including new implementations, upgrades, global rollouts, process integration, application and infrastructure outsourcing and Business Process Outsourcing to Saudi customers. Gulati was excited about the partnership stating: “Tamimi Group’s extensive presence and network in Saudi Arabia and other Middle East countries gives Intelligroup a platform to enhance our market presence and deliver our services in this fast growing region. Intelligroup has already won customers and implemented ERP projects in the Middle East and this partnership will act [a]s a catalyst to grow our business in this important region. We are very excited about this partnership.”
     26. On May 4, 2010, the Company announced its financial results for the first quarter of 2010. The Company had an outstanding quarter announcing that net income increased 159% to $2.0 million compared to net income of $0.8 million for the same quarter in 2009. In addition, revenue for the quarter increased 8.7% to $33.5 million compared to $30.0 million the first quarter of 2009.
     27. Intelligroup also generated cash from operating activities of $2.5 million in the first quarter of 2010, ending the quarter with $26.1 million of cash and short-term investments, an increase of approximately $2.9 million from year-end 2009. In the press release announcing the financial results, Bajpai commented on Intelligroup’s strong cash flow staling, in part that “we were able to achieve good cash flow from operations, enabling us to conclude the quarter with a sequential increase of $2.9 million in cash and equivalents. It is comforting to see that our efforts to improve operational efficiencies, including utilization, overhead and cash collection continue to serve us well and help us maintain margin and generate strong cash flow.”
     28. Defendant Gulati commented on the Company’s successful quarter and bright prospects stating: “During the first quarter we were able to leverage a modest rebound in IT spending to achieve sequential and year-over-year top line growth. A particular area of strength in our business continues to be the Life Sciences vertical, where we have begun work on a large application development engagement expected to generate revenue of over $30 million over five years. We also initiated work on a multi-year, multi-million ERP application testing engagement, underscoring the traction we are seeing in testing. The improving demand trend, combined with better visibility from the larger contracts, provides us with a good deal of optimism on our prospects for the balance of the year. In addition, our efforts are progressing well in developing a market presence in the Middle East where we see substantial opportunity for future growth.”
The Proposed Transaction is Unfair
     29. Despite its promise and poise for growth, the Company agreed to enter into the Proposed Transaction. In a press release dated June 14, 2010, the Company announced that it had entered into a merger agreement with NTT Data, stating:
Tokyo, Japan, June 14, 2010 / Princeton, NJ, June 14, 2010 — NTT DATA Corporation (Tokyo Stock Exchange, First Section: 9613) (“NTT DATA”), the Japan-based leading IT services company, and Intelligroup, Inc. (OTC: ITIG) (“Intelligroup”), a US-based IT services company, today announced that they have entered into a merger agreement pursuant to which NTT DATA will acquire Intelligroup for approximately US$199 million through an all-cash tender offer, followed by a second-step merger to acquire all remaining shares at the same price paid in the tender offer.
NTT DATA, through its wholly-owned subsidiary, Mobius Subsidiary Corporation, will make an offer to purchase all outstanding shares of Intelligroup common stock for US $4.65 per share The tender offer is scheduled to commence within 6 business days and will expire after 20 business days unless the offer is extended. The tender offer is conditioned on the tender of more than a majority of Intelligroup’s outstanding shares on a fully-diluted basis, and various other conditions, including customary regulatory approvals. The transaction is not conditioned on financing.
The transaction was unanimously approved by the Boards of Directors of both Intelligroup and NTT DATA, and the Board of Directors of Intelligroup will recommend that Intelligroup’s stockholders tender their shares in the offer. In connection with the offer, SB Asia Infrastructure Fund, LP and Venture Tech Assets Private Ltd, which collectively hold approximately 62.9% of

Intelligroup’s outstanding common stock, have agreed to tender their shares into the offer.
     30. As further stated in the press release, the Proposed Transaction gives NTT Data “access to Intelligroup’s blue-chip client base and specialized knowledge of SAP and Oracle. NTT Data would also benefit from Intelligroup’s deep industry experience and solutions focused on the life sciences, high-tech and discrete manufacturing, and consumer packaged goods verticals and its efficient global delivery model, enabled by world-class delivery centers in India. Furthermore, the transaction would result in better service for Intelligroup’s and NTT Data’s global client bases, through coordination and cooperation with NTT Data global affiliates.”
     31. NTT Data got a great deal picking up Intelligroup at a time when it is poised for growth. As stated by an analyst on dailyfmance.com commenting on the Proposed Transaction, in part, Intelligroup “has built a solid business. Basically, Intelligroup helps companies implement enterprise resource planning (ERP) systems, with a particular focus on SAP (SAP) solutions. These kinds of services tend to be long-term and generate high contract values. Traditionally, ERP has been for large organizations. But over the years, the software providers have gone down-market, which is Intelligroup’s sweet spot. While the past couple years have been slow — because of businesses cutting capital spending — it does look like things are improving for Intelligroup. At the same time, the company has taken the necessary steps to cut its own costs.” Continuing, the analyst notes that the Proposed Transaction will help NTT Data expand its footprint in the United Slates stating that NTT Data “realizes it needs to expand its international footprint and find ways to move beyond its data-services business. And the U.S. market is definitely attractive and should regain its footing over the next couple years. Besides, Intelligroup has a strong customer base, a powerful set of IT tools and healthy margins. This deal should be a good start for NTT to make its mark in the U.S.”

     32. Intelligroup shareholders are being cashed out at $4.65 per share and will not be able to participate in the future growth of the Company, including the synergies that will result from the NTT Data-Intelligroup combination. As stated by Gulati, “NTT Data’s size and global IT capabilities including data centers and cloud computing enhance significantly our ERP solution capability and also allow us to offer Total Outsourcing solutions. It enables us to offer enhanced vertical offerings, and greater geographic coverage to our customers. Further, this allows us to leverage the financial strength of NTT Data which enables us to make greater and more long-term investments in the business. The synergy between the two firms creates a formidable force that will enable us to win in the marketplace.”
     33. In addition, the Discounted Cash Flow Analysis conducted by Credit Suisse, the Company’s financial advisor, indicates a valuation of the Company as high as $5.61 per share.
     34. Given the Company’s recent performance and future prospects, the consideration shareholders are to receive is inadequate. Intelligroup shareholders are being cashed out at the unfairly low price of $4.65 per share, which doesn’t adequately take into account the tremendous growth potential for Intelligroup. NTT Data is picking up Intelligroup at the most opportune time, at a time when Intelligroup is poised for growth and its stock price is trading at a huge discount to its intrinsic value.
The Preclusive Deal Protection Devices
     35. In addition, on June 14, 2010, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the operating Agreement and Plan of Merger for the Proposed Transaction (the “Merger Agreement”). As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fail accompli and ensure that no competing offers will emerge for the Company.
     36. By way of example, §6.08 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by NTT Data. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors. Despite the fact that they have locked up the Company and bound it to not solicit alternative bids, the Merger Agreement provides other ways that guarantee the only suitor will be NTT Data.
     37. Pursuant to §6.08 of the Merger Agreement, should an unsolicited bidder arrive on the scene, the Company must notify NTT Data of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, NTT Data is granted three business days to amend the terms of the Merger Agreement to make a counter-offer that is more favorable than the competing offer. In other words, the Merger Agreement gives NTT Data access to any rival bidder’s information and allows NTT Data a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor NTT Data and piggy-back upon the due diligence of the foreclosed second bidder.
     38. In addition, the Merger Agreement provides that a termination fee of $7,500,000 must be paid to NTT Data by Intelligroup if the Company decides to pursue said other offer, thereby essentially requiring that the alternate bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.
     39. Finally, NTT Data is also the beneficiary of a “Top-Up” provision that ensures that NTT Data gains the shares necessary to effectuate a short-form merger. Pursuant to the

Merger Agreement, if NTT Data receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event NTT Data fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants NTT Data an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger. The “Top-Up” provision essentially renders the tender offer a fail accompli and eliminates the possibility that any alternate bidder can mount a serious challenge to NTT Data’s first-in position.
     40. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances. Likewise, these provisions, coupled with the “Top-Up” provision, also foreclose any likely alternate bidder from providing the needed market check of NTT Data’s inadequate offer price.
Voting Agreements
     41. SB Asia Infrastructure Fund, L.P. (“SAIF”) and Venture Tech Assets Ltd. (“Venture Tech”) are the Company’s largest shareholders and collectively own approximately 63% of the Company’s outstanding common stock.
     42. A majority of the Board is affiliated with SAIF and/or Venture Tech. As stated in the Company’s latest proxy statement filed on April 30, 2009, Board member Adusumalli “was initially appointed to the Board of Directors of the Company in September 2004 in accordance with the terms of the Common Stock Purchase Agreement dated September 29, 2004 by and between the Company, SB Asia Infrastructure Fund LP, and Venture Tech Assets Ltd., which allowed SB Asia Infrastructure Fund LP and Venture Tech Assets Ltd. to collectively designate five directors to the Company’s Board of Directors. Mr. Adusumalli joined Softbank Asia Infrastructure Fund (SAIF) in early 2002 and is currently a General Partner and Head of SAIF’s India Operations.” In addition, directors Raju and Reddy were also “initially appointed to the Board of Directors of the Company in September 2004 in accordance with the terms of the Common Stock Purchase Agreement dated September 29, 2004 by and between the Company, SB Asia Infrastructure Fund LP, and Venture Tech Assets Ltd., which allowed SB Asia Infrastructure Fund LP and Venture Tech Assets Ltd. to collectively designate five directors to the Company’s Board of Directors.”
     43. In connection with the execution of the Merger Agreement, SAIF and Venture Tech entered into a Shareholders’ Agreement with NTT Data. Pursuant to the Shareholders’ Agreements, SAIF and Venture Tech agreed to tender in the tender offer all of their shares of common stock. SAIF and Venture also agreed to vote against approval of any proposal made in opposition to, or in competition with the consummation of the tender offer, the merger or any transactions contemplated by the Merger Agreement, including any competing unsolicited offer.
Financial Benefits Received by Gulati
     44. Moreover, despite his duty to maximize shareholder value, Gulati has clear and material conflicts of interest and is acting to better their own interests at the expense of Intelligroup’s public shareholders.
     45. In particular, Gulati entered into an employment agreement with NTT Data pursuant to which upon consummation of the Proposed Transaction, he will (i) serve as the Company’s President and Chief Executive Officer, (ii) be paid a base salary of $225,000, (iii)

participate in annual bonus plans, pursuant to which he will be eligible to receive a cash bonus in the target amount of $275,000 based on the Company’s achievement of certain performance goals, and (iv) commencing in 2011 participate in long term incentive plans, under which he will be eligible for cash bonuses based on the achievement of certain performance goals over certain time periods.
The Materially Misleading and Incomplete Recommendation Statement
     46. On June 21, 2010, the Company filed a Schedule 14D-9 Recommendation Statement (the “Recommendation Statement”) with the SEC in connection with the Proposed Transaction.
     47. The Recommendation Statement fails to provide the Company’s shareholders with material information and/or provides them with materially misleading information thereby rendering the shareholders unable to make an informed decision on whether to tender their shares in the Proposed Transaction.
     48. For example, the Recommendation Statement completely fails to disclose the underlying methodologies, projections, key inputs and multiples relied upon and observed by Credit Suisse, the Company’s financial advisor, so that shareholders can properly assess the credibility of the various analyses performed by Credit Suisse and relied upon by the Board in recommending the Proposed Transaction. In particular, the Recommendation Statement is deficient and should provide, inter alia, the following:
          (i) The financial projections and forecasts of the Company (including the free cash flows) relied upon by Credit Suisse in rendering its fairness opinion.
          (ii) Selected Public Company Analysis. With respect to the Selected Public Company Analysis, the Recommendation Statement should disclose (a) the criteria used to determine which companies were considered “similar” to Intelligroup; (b) the multiples observed for each company (or at least the high/median/mean/low range for each metric) in the analysis; (c) Intelligroup’s 2010 and 2011 revenue, 2010 and 2011 EBITDA, and 2010 and 2011 EPS used in the analysis; (d) the range of multiples applied to Intelligroup’s corresponding financial data for each multiple observed (e.g. Enterprise Value (“EV”)/2010 revenue, EV/2011 revenue, etc...), and the criteria used to select each range; and (e) the implied per share reference range calculated for each multiple observed.
          (iii) Selected Transaction Analysis. With respect to the Selected Transaction Analysis, the Recommendation Statement should disclose (a) the criteria used to determine which companies were considered “similar” to Intelligroup; (b) the date of each transaction used in the analysis; (c) the EV/LTM Revenue and EV/LTM EBITDA multiples observed for each transaction (or at least the high/median/mean/low range for each multiple), as well as Intelligroup’s LTM Revenue and LTM EBITDA; (d) the range of LTM Revenue and the range of LTM EBITDA multiples applied to the Company’s LTM Revenue and LTM EBITDA, as well as the criteria used to select such range; and (e) the implied per share reference range calculated for each multiple (EV/LTM Revenue, and EV/LTM EBITDA).
          (iv) Discounted Cash Flow Analysis. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement should disclose (a) the definition of “free cash flows” used in the analysis; (b) which years of projected free cash flows were used in the analysis, and which year constituted the terminal year; (c) the criteria used to select the terminal multiples of 6.0x to 8.0x; (d) and the criteria used to select the discount rate range of 12.0% to 16.0%. This disclosures related to the Discounted Cash Flow Analysis is particularly important considering the analysis resulted in an valuation of the Company of up to $5.61, $0.96 more than the consideration being received in the Proposed Transaction,
     49. Further, the Recommendation Statement omits material information regarding the financial advisor retained in connection with the Proposed Transaction. Specifically, the Recommendation Statement fails to inform the shareholders the (i) the amount of fees Intelligroup has agreed to pay Credit Suisse for their services in connection with the Proposed Transaction, including the portion of such fees that is contingent on the Proposed Transaction closing, (ii) the services performed by Credit Suisse in the past, including the amount of compensation received and/or expected to be received for such services; and (iii) whether Credit Suisse provided any services in the past to NTT Data. It is material for shareholders to be informed as to any financial and economic interests Credit Suisse or its clients have in the Proposed Transaction or in the parties involved that could be perceived or create a conflict of interest.
     50. The Recommendation Statement also fails to describe material information concerning the events leading up to the Proposed Transaction, including the discussions and negotiations with potential partners. For example, the Recommendation Statement:
(i)	Fails to disclose how many parties Credit Suisse contacted during the 2007-2008 sales process (including how may parties were financial and how many were strategic), the value of any indications of interest that were received, and the valuations that the Company “thought were reasonable.”

(ii)	Fails to disclose the value of the unsolicited indication of interest received by the Company in September 2009.

(iii)	Fails to disclose the criteria used to select Adusumalli and Reddy to serve on the Transaction Committee, and the responsibilities delegated to the Transaction Committee.

(iv)	Fails to disclose the value of the unsolicited indication of interest received by the Company on October 26, 2009.

(v)	Fails to disclose the criteria used to select the 16 parties contacted by Credit Suisse beginning in mid-November 2009, and how many of the 16 parties were financial parties and how many were strategic parties.

(vi)	Fails to disclose the value of the four indications of interest submitted between late February to early March, 2010, as well as how many of these four parties were financial parties and how many were strategic parties.

(vii)	States that on February 19, 2010, each interested party was informed that they must submit a “credible” indication of interest, but fails to disclose what constituted a “credible” indication of interest.

(viii)	Fails to disclose the “synergies” between Intelligroup and NTT Data that were discussed on February 9, 2010.

(ix)	Fails to disclose the “timing to complete a transaction, financing conditions and certainty of completing the transaction”: for each of the three indications of interest that were discussed on February 23, 2010.

(x)	Fails to disclose the value of the indication of interest submitted on March 26, 2010, and the “timeline” that such party was unable to proceed with.

(xi)	Fails to disclose the reasons the Company proposed a tender offer followed by a second-step merger, as opposed to any other form of transaction.
     It is absolutely necessary for shareholders to receive a Recommendation Statement that provides all material disclosures related to the sales process in order for shareholders to be able to cast a fully informed decision regarding the Proposed Transaction.
     51. Lastly, the Recommendation Statement also fails to disclose important information concerning the Tax Insurance Policies that the Company was required to purchase as a condition to signing the Merger Agreement. The Recommendation Statement should disclose

(a) whether NTT Data agreed to share in any part of the $7,027,952 premium, and (b) whether other potential strategic partners would similarly require the Company to purchase such a policy as a condition to the consummation of any strategic transaction.
     52. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.
CLAIM FOR RELIEF
COUNT I
Breach of Fiduciary Duty — Failure to Maximize Shareholder Value
(Against All Individual Defendants)
     53. Plaintiff repeats all previous allegations as if set forth in full herein.
     54. As directors of intelligroup, the Individual Defendants stand in a fiduciary relationship to Plaintiff and the other public stockholders of the Company and owe them the highest fiduciary obligations of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize Intelligroup’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.
     55. As discussed herein, the Individual Defendants have breached their fiduciary duties to Intelligroup shareholders by failing to engage in an honest and fair sale process.
     56. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Intelligroup’s assets and will be prevented from benefiting from a value-maximizing transaction.
     57. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

     58. Plaintiff and the Class have no adequate remedy at law.
COUNT II
Breach of Fiduciary Duty — Disclosure
(Against Individual Defendants)
     59. Plaintiff repeats all previous allegations as if set forth in full herein.
     60. The fiduciary duties of the Individual Defendants in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting Intelligroup’s shareholders.
     61. As set forth above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.
     62. As a result, Plaintiff and the Class members are being harmed irreparably.
     63. Plaintiff and the Class have no adequate remedy at law.
COUNT III
Aiding and Abetting
(Against Intelligroup)
     64. Plaintiff repeats all previous allegations as if set forth in full herein.
     65. As alleged in more detail above, Intelligroup is well aware that the Individual Defendants have not sought to obtain the best available transaction for the Company’s public shareholders. Defendants Intelligroup aided and abetted the Individual Defendants’ breaches of fiduciary duties.
     66. As a result, Plaintiff and the Class members are being harmed.
     67. Plaintiff and the Class have no adequate remedy at law.
     WHEREFORE, Plaintiff demands judgment against Defendants jointly and severally, as follows:
          (A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and his counsel as Class counsel;

          (B) enjoining, preliminarily and permanently, the Proposed Transaction;
          (C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;
          (D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;
          (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff s attorney’s and experts; and
          (F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.
June 22, 2010

/s/ Eduard Korsinsky
LEVI & KORSINSKY, LLP
Eduard Korsinsky, Esq. (admitted in N.J.)
Eric M. Andersen (to be admitted pro hac vice)
30 Broad Street, 15th Floor
New York, New York 10004
Tel: (212) 363-7500
Fax: (212) 363-7171

Counsel for Plaintiff

LEVI & KORSINSKY, LLP	FILED & RECEIVED #2
Eduard Korsinsky, Esq. (admitted in N.J.)	2010 JUN 23 A 11:02
Eric M. Andersen (to be admitted pro hac vice)	[ILLEGIBLE]
30 Broad Street, 15th Floor	[ILLEGIBLE]
New York, New York 10004
Phone: (212) 363-7500
Facsimile: (212) 363-7171
Counsel for Plaintiff

ARMEN TOROSSIAN, individually and on	)
behalf of all others similarly situated,	)
	)	SUPERIOR COURT OF NEW
Plaintiff,	)	JERSEY, CHANCERY DIVISION,
	)	MIDDLESEX COUNTY
v.	)
	)	CASE NO:
VIKRAM GULATI, RAVI ADUSUMALLI,	)
SRINIVASA RAJU, SANDEEP REDDY, and	)	CIVIL ACTION
INTELLIGROUP, INC.,	)
	)	SUMMONS
Defendants.	)
)
)
From The State of New Jersey To The Defendant(s) Named Above:
     The plaintiff, named above, has filed a lawsuit against you in the Superior Court of New Jersey. The complaint attached to this summons states the basis for this lawsuit. If you dispute this complaint, you or your attorney must file a written answer or motion and proof of service with the deputy clerk of the Superior Court in the county listed above within 35 days from the date you received this summons, not counting the date you received it. (The address of each deputy clerk of the Superior Court is provided.) If the complaint is one in foreclosure, then you must file your written answer or motion and proof of service with the Clerk of the Superior Court, 56 Paterson St., P. O. Box 964, New Brunswick, NJ 08903. A filing fee payable to the Treasurer, State of New Jersey and a completed Case Information Statement (available from the deputy clerk of the Superior Court) must accompany your answer or motion when it is filed. You must also send a copy of your answer or motion to plaintiff’s attorney whose name and address appear above, or to plaintiff, if no attorney is named above. A telephone call will not protect your rights; you must file and serve a written answer or motion (with fee of $135.00 and completed Case Information Statement) if you want the court to hear your defense.
     If you do not file and serve a written answer or motion within 35 days, the court may enter a judgment against you for the relief plaintiff demands, plus interest and costs of suit. If judgment is entered against you, the Sheriff may seize your money, wages or property to pay all or part of the judgment.
     If you cannot afford an attorney, you may call the Legal Services office in the county where you live. A list of these offices is provided. If you do not have an attorney and are not eligible for free legal assistance, you may obtain a referral to an attorney by calling one of the Lawyer Referral Services. A list of these numbers is also provided.

Acting Clerk of the Superior Court
DATED:
Name and Address of Defendants to Be Served:
Intelligroup, Inc.
5 Independence Way, Suite 220
Princeton, New Jersey, 08540
Vikram Gulati
5 Independence Way, Suite 220
Princeton, New Jersey, 08540
Ravi Adusumalli
5 Independence Way, Suite 220
Princeton, New Jersey, 08540
Srinivasa Raju
5 Independence Way, Suite 220
Princeton, New Jersey, 08540
Sandeep Reddy
5 Independence Way, Suite 220
Princeton, New Jersey, 08540

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